UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO/A

(Rule 14d-100)

Amendment No. 2 to

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ASPEN EXPLORATION CORPORATION

(Name of Subject Company)

ROYALE ENERGY, INC.

(Name of Filing Person – Offeror)

COMMON STOCK, $0.005 Par Value

(Title of Class of Securities)

045295300

(CUSIP Number of Class of Securities)

Donald H. Hosmer Stephen M. Hosmer Co-President and Co-Chief Executive Officer 7676 Hazard Center Drive Suite 1500 San Diego, California 92108 Telephone: (619) 881-2800 Facsimile: (619) 881-2899	Copies to: Lee Polson, Esq. Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512) 499-3600 Facsimile: (512) 536-5719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Transaction Valuation*	Amount of Filing Fee**
$3,833,082	$150.64

* Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and solely for the purpose of calculating the registration fee, the market value of the securities to be received by Royale Energy, Inc, was calculated as the product of 3,992,792 shares of Aspen Exploration Corporation common stock, which is the maximum number of shares that may be purchased by Royale Energy, Inc., pursuant to its exchange offer, and (ii) the average of the high and low sales prices of Aspen Exploration Corporation common stock as reported by the Over-the-Counter Bulletin Board on November 20, 2008 ($0.96).

** The amount of the filing fee equals .0000393 of the transaction valuation. The entire amount of the filing fee has been offset by the amount of the filing fee paid by Royale Energy, Inc., as described below.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of filing.

Amount Previously Paid:	$150.64	Filing Party:	Royale Energy, Inc.
Form:	Form S-4	Date Filed:	November 25, 2008

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [	]

Introductory Note

Royale Energy, Inc., filed Amendment No. 1 to its Schedule TO with respect to a proposed exchange offer for shares of Aspen Exploration, Inc., on January 16, 2009. That amendment contained an error in the statement of the exchange ratio for Royale shares and in calculating the earnings to fixed charges ratio. This amendment corrects those errors.

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO is filed by Royale Energy, Inc., a California corporation (“Royale”). This Schedule TO relates to the offer by Royale to exchange its common stock for up to 3,992,792 shares of the issued and outstanding common stock of Aspen Exploration Corporation (“Aspen”) at an exchange ratio of one share of Royale common stock for each 3.5 shares of Aspen common stock.

Royale has filed with the SEC Amendment No. 2 to its registration statement on Form S-4/A, relating to the Royale common stock to be issued to holders of Aspen common stock in the exchange offer. The terms and conditions of the exchange offer, as well as a description of Royale and other information required by Schedule TO, are set forth in the prospectus which is part of that registration statement (the “prospectus”).

All of the information in the prospectus is hereby incorporated by reference into Items 1 through 9 and 11 of this schedule TO.

Item 10.	Financial Statements

The information set forth in the prospectus under the sections entitled Summary Selected Financial Data of Royale, Summary Selected Consolidated Financial Data of Aspen, Unaudited Pro Forma Condensed Combined Financial Information of Royale and Aspen and the financial statements of each of Royale and Aspen beginning on page F-1 of the prospectus are incorporated herein by reference.

Item 12.	Exhibits

See Exhibit Index

SIGNATURES

After due inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Co-President, Co-Chief
Executive Officer and Chief Financial Officer

Exhibit Index

(a)(1).1	Form of Letter of Transmittal, to be filed by amendment.

(a)(4).1	Prospectus relating to Royale common stock to be issued in the Offer, incorporated by reference to the registration statement on Form S-4 filed by Royale on November 25, 2008.

(a)(4).2	Press release announcing intent to commence exchange offer, incorporated by reference to the Form 425 filed by Royale on November 21, 2008.